Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

NOTICE TO STOCKHOLDERS

ITAÚ UNIBANCO HOLDING S.A. (“Itaú Unibanco”) announces to the stockholders and the market in general, complementary to the Material Fact on August 2, 2016, that it has received notification from the Central Bank of Brazil as to the ratification of the decisions of the Extraordinary General Meeting of Itaú Unibanco held on September 14, 2016 at 3:00 p.m. with respect to the increase in the capital stock, to be implemented under the following conditions:

1.         Increase in capital stock: the increase in the subscribed and paid in capital stock for the amount of R$ 12,000,000,000.00 (twelve billion reais) from R$ 85,148,000,000.00 (eighty-five billion, one hundred and forty-eight million reais) to R$ 97,148,000,000.00 (ninety-seven billion, one hundred and forty-eight million reais), through the capitalization of amounts registered in the Revenue Reserves – Statutory Reserves of Itaú Unibanco.

2.         Bonus in shares of 10% (ten percent): the increase of capital shall be effected with the issue of 598,391,594 (five hundred and ninety-eight million, three hundred and ninety-one thousand, five hundred and ninety-four) new book entry shares, with no par value, being 304,704,019 (three hundred and four million, seven hundred and four thousand, nineteen) common and 293,687,575 (two hundred and ninety-three million, six hundred and eighty-seven thousand, five hundred and seventy-five) preferred shares which shall be granted to the holders of the shares in the form of bonus shares, in the proportion of 1 (one) new share of the same type for every 10 (ten) shares held, the shares held as treasury stock also receiving the same bonus shares.

2.1.     Baseline date: stockholders with shares held at the close of the record date of October 17, 2016 shall be entitled to bonus shares.

2.2.     Trading: the new shares shall be released for trading ex-bonus share rights as from October 18, 2016, these new shares to be included in the shareholding position of October 21, 2016.

2.3.     Rights of the Bonus Shares: the new shares shall be entitled in full to dividend payouts that may be declared as from October 21, 2016, under the same terms as the common and preferred shares of Itaú Unibanco, as applicable.

2.4.     Dividends: the monthly dividends shall be maintained at R$ 0.015 per share such that the total amounts paid monthly to the stockholders shall be increased by 10% (ten percent) as from December 1, 2016. The minimum annual dividend assured to preferred shares will also be maintained at R$ 0.022 per share.

2.5.     Share Fractions: the share bonus will always be granted in whole numbers. The period for the stockholders wishing to transfer share fractions arising from the share bonus is established as the period from October 21, 2016 to November 21, 2016 pursuant to the provision in Article 169, Paragraph 3 to Law 6404/76. This period having elapsed, any remaining shares arising from the share fractions shall be separated, grouped into whole numbers and sold on the BM&F BOVESPA S.A. – Securities, Commodities and Futures Exchange and the resulting net value shall be made available to the stockholders of these share fractions as of a date to be notified in due course.

2.6.     Cost of the Bonus Shares: the cost assigned to the share bonus is R$ 20.053757640185 per share, for purposes of the provisions of paragraph 1 of Article 58 of Regulatory Instruction No. 1,585/15 of the Federal Revenue Office of Brazil, as well as of Article 10, paragraph 1 of Law No. 9,249/95.

2.7.     International market:

(i) On the New York Stock Exchange (NYSE) where each American Depositary Receipt (ADR) represents 1 (one) preferred share, the investors shall receive 1 (one) new ADR for every 10 (ten) ADRs already held.

(ii) On the Buenos Aires Stock Exchange (BCBA) where each Argentine Certificate of Deposit (CEDEAR) also represents 1 (one) preferred shared, the investors shall receive 1 (one) new CEDEAR for every 10 (ten) CEDEARs already held.

Eventual clarifications which may be necessary can be obtained via e-mail investor.relations@itau-unibanco.com.br or the Investor Relations website – www.itau.com.br/investor-relations.

 São Paulo (SP), September 29, 2016.

MARCELO KOPEL

Investor Relations Officer